

A.M. Best Company, Inc.

A.M. Best Company, Inc.
(Board of Directors)

A.M. Best Europe
Limited
(Dormant)

A.M. Best Europe –
Information Services
Limited
(Board of Directors)

A.M. Best Rating Services, Inc.
(Board of Directors)

A.M. Best America Latina
S.A. de C.V
(Board of Directors)

A.M. Best Asia-Pacific
Limited
(Board of Directors)

A.M Best Europe Rating Services
Limited
(Board of Directors)

A.M. Best (EU) Rating Services
B.V.
(Board of Directors)

A.M. Best Asia-Pacific
(Singapore) Pte. Ltd.
(Board of Directors)



A.M. Best Rating Services, Inc.
Organization Structure

President & Chairman
A.M. Best Rating Services, Inc.

Senior Vice President
Information Services

- Vice President
  Application Services
- Vice President
  Rating Systems
- Vice President
  BestLink
- Assistant Vice President
  Technical Engineering Services

Execute Vice President & COO
Rating Services
AMBRS

- Senior Managing Director &
  Chief Rating Officer
- Managing Director
  North American Property Casualty
- Managing Director
  PC Reinsurance & Large Commercial
- Managing Director
  North American & Caribbean Life Health Ratings
- Senior Director
  Insurance-Linked Securities
- Managing Director
  Rating Operations
- Managing Director
  Credit Rating Criteria
- Senior Director
  Data Management

Senior Managing Director
Business Development, Support & Building Engineering

- Director
  Public Relations
- Director
  Building Engineering Services

Chief Executive Officer
EMEA/AMBAP & Chairman AMBAPS

- Managing Director
  Market Development & Information Services
  AMBERS
- Compliance Officer
  AMBERS
- Compliance Officer
  AMBAP & AMBAPS
- Director Human Resources & Operations
  AMBERS
- Finance Director
  Accounting
  AMBERS & AMBAP
- Managing Director
  Analytics
  AMBERS
- Senior Director
  AMBERS
- Managing Director
  Analytics
  AMBAP & AMBAPS
- Managing Director
  Market Development
  AMBAP & AMBAPS

Senior Managing Director
Industry Relations Americas & AMBAL

- Managing Director
  Capital Markets
- Director Industry Relations
- Managing Director
  AMBAL
- Associate Director
  Compliance
  AMBAL

Senior Managing Director &
Chief Compliance Officer

- Senior Director
  Regulatory Research & Risk Analysis
- Director
  Compliance
- Director
  Compliance Internal Testing
- Director
  Compliance Reporting

Vice President